Comments of Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer

At the NACCO Industries, Inc. Annual Meeting of Stockholders
May 13, 1998


         Good morning. At our stockholders meeting last year and in previous years I have discussed with you the strategic programs that we were implementing at each of our businesses. These initiatives included cost-reduction and profit improvement programs and programs to strengthen market share and product positioning.
          These programs had a significant impact on our 1997 results and are having an increasingly positive impact on our 1998 results despite an intensely competitive business environment.
         NACCO's 1997 net income increased 22 percent to $61.8 million, or $7.55 diluted earnings per share, compared with 1996 net income of $50.6 million, or $5.67 diluted earnings per share. Net income increased last year despite a slight decline in revenues to $2.25 billion from $2.27 billion in 1996.
         Return on equity in properly capitalized tangible assets, a key driver of the value of our Company, was 39 percent in 1997, compared with 30 percent in 1996. The S&P 500 average was 20 percent in 1997. Return on equity in total assets, which includes unamortized goodwill, was 14 percent in 1997, compared with 12 percent in 1996.
         The profit momentum built up in 1997 continued into the first quarter of 1998. Led by strong results from NACCO Materials Handling Group and improved performances from Hamilton Beach/Proctor-Silex and North American Coal, net income was $24.1 million, or $2.95 diluted earnings per share, compared with 1997 first quarter net income of $2.8 million, or $0.35 diluted earnings per share. The Company's previous highest first quarter net income was $12.9 million in 1996.
         Before discussing the operations and results at each of our subsidiaries, I want to emphasize that certain aspects of my remarks include forward looking statements. Information concerning factors that could cause results to differ from these statements are described in Management's Discussion and Analysis on page 38 of our 1997 annual report.

                         NACCO Materials Handling Group
         NACCO Materials Handling Group was the key driver of NACCO Industries' improved financial performance in 1997 and its continuation in the first quarter of 1998.
         Despite a weak first quarter in 1997, NMHG's net income for the year was $38.7 million, compared with $26.4 million in 1996. Revenues for 1997 were $1.5 billion, compared with $1.6 billion in 1996. In the first quarter of 1998, net income increased to $22.3 million, compared with $3.5 million in 1997, and revenues increased to $431.9 million from $332.3 million in the first quarter of 1997.
         In the face of intense competition, NMHG has gained market share in virtually every global region over the past five years, although share results in 1997 were restrained by tight manufacturing capacity which led to long lead times.
         These profitability and market share results were even more significant given global currency fluctuations which favored our competitors in Asia and Europe.
          In 1997, NMHG led the important America's market with a 28.5 percent share. In Europe, we had a 14.5 percent market share in counterbalanced trucks, our major market. We also enhanced our initial market share position in the European warehouse lift truck segment, which resulted from the 1995 and 1996 acquisitions of two Italian companies.
         The Asia-Pacific market, which represents less than 5 percent of NMHG's worldwide sales, has proved more challenging. While our market share in this region did not meet our objectives, we are enhancing our competitive position with a new internal combustion engine lift truck series designed specifically for the Asian market and produced in our Japanese joint venture factory.
         We expect shipments in North America and Europe to remain strong in 1998, given NMHG's current worldwide backlog of lift truck orders. Shipments in Asia-Pacific are expected to decline because of weaker economies.
         To cope with intense competition in the lift truck industry, which makes price increases difficult, our focus in 1997 remained on reducing costs in our products, in our manufacturing plants and in our infrastructure.
         Our continued commitment to our Value Improvement Program has produced some significant reductions in product costs while enhancing quality and customer satisfaction.
          The Demand Flow Technology manufacturing system, already installed in some NMHG plants around the world, is reducing production time, eliminating non-value added activities, speeding throughput and enhancing product quality. We expect to complete the conversion of our remaining plants to Demand Flow Technology over the next two years.
           Our infrastructure costs are being trimmed through a restructuring of NMHG's engineering departments, a streamlining of its corporate headquarters and the centralization of its marketing administrative functions.
         These cost reduction programs, which contributed significantly to NMHG's improved profitability in 1997 and in the first quarter of 1998, are expected to have an increasingly positive impact on the company's operating results this year and continuing in 1999 and 2000. We believe these programs will help drive our ability to compete more successfully in all of our markets around the world.
         On the manufacturing front, we are constructing two new plants. One is in Saltillo, Mexico. It will process raw material and fabricate and weld truck components. The other plant is in Shanghai, China. It will build Hyster(R) trucks to meet the future lift truck needs of multinational companies operating in China as well as the entire domestic China market. The Saltillo plant will begin production later this year while the Shanghai plant will start-up in 1999.
         Also on the manufacturing side, it is noteworthy to point out that a key driver behind NMHG's improved earnings was the ability of its manufacturing plants to adjust efficiently to rising production schedules in response to sharply increased demand in the Americas market.

                               North American Coal
         North American Coal is now celebrating its 85th year of operation. Over the years since 1913, North American Coal has evolved into a premier coal company focused on surface mining of lignite for power generation by electric utilities.
         Results were generally excellent at all of our mines in 1997 despite extremely difficult winter and spring weather conditions in North Dakota and a customer's power plant outage in the first quarter.
         North American Coal's five operating lignite mines sold 29.9 million tons in 1997, compared with 27.6 million tons sold by four operating lignite mines in 1996. We took over operation of the fifth operating mine on July 1, 1997 at San Miguel, Texas. In the last half of 1997, the San Miguel mine produced 2.0 million tons of lignite, which exceeded our plan. In addition, our Florida dragline operation mined 7.6 million cubic yards of limerock in 1997, compared with 7.4 million cubic yards in 1996.
         Pre-tax income from operating mines increased to $29.9 million in 1997, compared with $28.5 million in 1996. However, North American Coal's 1997's net income of $19.0 million declined from $19.2 million in 1996 due primarily to a non-recurring $2.5 million, after-tax, escrow payment received in 1996.
         In the first quarter of 1998, improved weather conditions and a full quarter of operations at San Miguel helped net income increase to $5.5 million, compared with $3.9 million in the first quarter of 1997. First quarter 1998 net income also benefited from $1.3 million in royalties, compared with $700,000 in the first quarter of 1997.
          In 1997 we completed the formation of the Mississippi Lignite Mining Company, a joint venture with Phillips Coal to build and operate the Red Hills mine near Ackerman, Mississippi. The mine will begin operation in 2000, and is expected to produce 3 million tons of lignite annually. This mining operation will require a substantial investment on our part and has the potential for a sound return on our equity.
         While we continue to look in the United States for new projects and acquisitions, the realities of the new power generation market suggest that opportunities are limited. Therefore, we are working on international mining projects, particularly in Turkey and India, that offer the potential for sound, risk adjusted returns over the long haul.
         We are hopeful that our reputation as a cost-effective producer of mining services will lead to additional opportunities for alliances with power generators, both domestically and internationally.
         North American Coal's mining operations are expected to continue to provide a steady stream of income and free cash flow. We will have the benefit in 1998 of a full year's operations at our San Miguel mine, which should be a very attractive long-term addition to our Company.
         Finally, we are pleased that our long-standing commitment to preserving the environment was recognized in 1997 by the U.S. Department of the Interior's Office of Surface Mining, which honored North American Coal with three prestigious awards for surface mining and land reclamation.

                           Hamilton Beach/Proctor-Silex
         At  Hamilton   Beach/Proctor-Silex   our  cost   reduction  and  profit
improvement programs and marketing strategies continued to have a positive impact on operations.
         The company's North American market share increased substantially in 1997 despite intense competition and modest growth in the small appliance market segment. In the United States, our market share increased to 34.2 percent, up
3.6 share points over 1996. In Canada, our unit share increased to 40.2 percent, up 1.6 share points over 1996.
         These market share gains, as well as increased international and commercial product sales, helped the company achieve its strongest growth rate since Hamilton Beach and Proctor-Silex merged in 1990. 1997 revenues were up 7 percent to $423.1 million, compared with $395.1 million in 1996.
          As we expected, 1997 profits were reduced by substantial start-up expenses associated with our Saltillo, Mexico, facility and related expenses resulting from transferring manufacturing activities to Mexico. Net income was $9.2 million, down 14 percent from $10.7 million in 1996. We believe, however, that these manufacturing changes will ultimately reduce costs and improve overall profitability at Hamilton Beach.
         Our sales growth momentum continued into the first quarter of 1998 as revenues increased 14 percent to $85.5 million, compared with $75.3 million in the first quarter of 1997. Hamilton Beach/Proctor-Silex had a reduced net loss of $800,000 in the first quarter, traditionally the weakest quarter in its seasonal business cycle, compared with a net loss of $2 million in the first quarter 1997.
          Our market share gains in 1997 resulted from the continuation of several important strategies: Our positioning of Proctor-Silex(R) brand products at the opening and good levels of price and features, and Hamilton Beach(R) brand products at the "better" and "best" levels of price and features, is showing positive results.
          We have been successfully introducing a steady stream of new products with innovative designs and features, such as our first electronic toaster and new blenders, mixers and can openers. These new products were the result of using sophisticated market research to give us a better understanding of consumer needs and preferences.
          Hamilton Beach has also gained a strong reputation among our retail customers for its category management skills. These skills led Kmart to appoint Hamilton Beac/oProctor-Silex its kitchen electric category manager in 1997, a major accomplishment.
         With these strategies now in place, we believe we are in a good position to increase our market share further despite the intensely competitive kitchen electric appliance market.
          Our cost reduction efforts at Hamilton Beach/Proctor-Silex continue to show positive results. Our new Saltillo facility, which began operations in April, 1997, has already made us a more effective competitor against low-cost Chinese imports. We currently make our new electronic toasters, most of our retail blenders and all of our food processors in Saltillo, and we plan to increase production this year. Most of the full cost-savings impact of Saltillo is expected to be realized in 1999.
         We also relocated our Drinkmaster(R) and Slow Cooker production to our Zaragoza, Mexico, facility to enhance our cost competitiveness.
         In addition, our Value Improvement Program continued to reduce product costs significantly in 1997 while at the same time enhancing quality and customer satisfaction.
         Promising areas of growth at Hamilton Beach/Proctor-Silex include international business, which grew 16 percent in 1997, primarily in Mexico, and our commercial business, where sales increased 17 percent last year.

                               Kitchen Collection
         Kitchen Collection, our nationwide chain of kitchenware and small electric appliances, recorded its 12th consecutive year of sales increases. 1997 revenues grew 5 percent to $79 million, compared with $74.9 million in 1996. However, net income in 1997 declined slightly to $1.3 million from $1.5 million in the prior year.
         In the first quarter of 1998, revenues were $14.6 million, which were comparable with the first quarter of 1997. Kitchen Collection's net loss in what is traditionally its weakest performing quarter in the seasonal business cycle was $500,000, a 29 percent improvement compared with the first quarter of 1997.
         At the end of the first quarter of 1998, the company operated 142 stores, located primarily in factory outlet malls throughout the United States, compared with 144 stores at the end of the first quarter of 1997. Last year our remaining Hearthstone(TM) format stores were closed or converted to Kitchen Collection(R) stores because there was insufficient performance and profitability to justify building the concept. While disappointing, we believe ending this test format was clearly the correct course to follow in the interest of long-term profitability.
         Kitchen Collection's core strategy is to remain a very significant presence in the factory outlet channel. We believe, however, that with the maturing of this channel, growth will depend on new, carefully planned merchandising formats.
         We are aggressively analyzing a number of alternative growth initiatives and store formats outside our traditional outlet channel. For example, Kitchen Collection's Internet catalog went on-line in 1997. We also opened six Kitchen Collection stores in traditional strip malls and enclosed shopping malls located in medium-size markets. These new stores are similar in size to our outlet mall stores, but offer a different merchandise mix and different pricing.
         Our efforts at Kitchen Collection's existing store base is to continue to focus on enhancing sales productivity and increasing margins. We have been successful at increasing the average size of our sales transactions and converting a higher percentage of customer visits to our stores into actual purchases. To improve margins, we have eliminated certain underperforming products, categories and vendors, and replaced them with more profitable selections of merchandise, including our own line of private-label Kitchen Collection merchandise.
                                     Outlook
         In  conclusion,  we are  confident  that our  strategies  for achieving sustainable competitive advantage in each of our businesses are working. Our market positions are strong and growing and our returns on equity in properly capitalized tangible assets are very good and likely to remain so in 1998.
         Our company-wide effort to reduce costs has yielded significant, tangible results, and we believe this effort will be increasingly felt over the next two to three years.
           We are also committed to aggressively, but prudently, drive top line growth. We believe that growth and its resulting leverage on margins at each of our businesses, given their cost structures, will further our competitive advantage in the marketplace and enhance our returns.
          North American Coal has a stable core of operations, and we are putting a major effort into finding and developing good prospects for future international and domestic mining projects.
         NACCO Material Handling Group should have a sound cost position resulting from the various cost reduction programs that continue through early 2000. However, our focus will also be on driving growth through market share gains and increasing NMHG's manufacturing capacity as needed while keeping factory utilization high.
         Hamilton Beach/Proctor-Silex should see its cost position enhanced as Saltillo matures by the end of this year. We will also be striving for aggressive growth driven by a broader range of products and market share increases gained through marketing programs and enhanced products.
         The Kitchen Collection continues to have good return prospects. Growth will center on developing successful store formats outside of the traditional factory outlet channel as well as by improving shelf space productivity and the number of customer store visits.
         Our overall goal remains focused on achieving our return objectives while deploying additional capital wisely at each of our subsidiaries. At NACCO Materials Handling Group and Hamilton Beach/Proctor-Silex, this means achieving at least a 10 percent operating profit before goodwill amortization over the business cycle, despite unforeseeable competitive surprises.
         We remain committed to using free cash flow wisely. Depending on the Company's needs and opportunities, free cash flow may be used for reinvestment in our businesses, debt reduction, acquisitions, share repurchases and moderate dividend increases. Overall, we will certainly strive to continue to achieve at least a minimum return on equity in total assets, which includes unamortized goodwill, of 12.5 percent.
         Finally, we are encouraged that the financial markets have recognized more fully our Company's intrinsic value in both 1997 and 1998 through substantial appreciation of NACCO's share price.
         Using a common investment community valuation approach called Total Enterprise Value as a multiple of EBITDA or Earnings Before Interest, Taxes, Depreciation and Amortization, NACCO's T-E-V multiple rose to 6.8 times at year end 1997, up from 4.6 times at year end 1996, but still below an estimated 1997 multiple of 10.2 times for the S&P Industrials. Based on 12 months of earnings ending March 31, 1998, our multiple stood at 6.7 times.
          We will continue to communicate our story thoughtfully to the investment community. Our goal is to try to ensure that the full value of NACCO's businesses flows through to your investment in NACCO Industries.
                           * * * * * * * * * * * *
         In closing, I want to acknowledge the many contributions of Jack Dwyer, who is retiring from our board of directors after l0 years of service. His thoughtful counsel and guidance have been of great benefit to the Company. I also want to welcome Jack Turben to our board. Jack is chairman of the board of Kirtland Capital Corporation. We are privileged to have him as a director.
         This concludes my formal remarks. I will be happy to answer any questions.